First Keystone Corporation

111 West Front Street

Berwick, Pennsylvania 18603

November 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Request for Acceleration
First Keystone Corporation
Registration Statement on Form S-3 (Registration No. 333-228140)

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Keystone Corporation (the “Company”) hereby requests acceleration of effectiveness of the Company’s registration statement on Form S-3 (Registration No. 333-228140) to 3:00 PM, Eastern Time, on Friday, November 9, 2018 or at the earliest practicable time after that time and date.

If you have any questions, please contact Erik Gerhard of Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, and please contact Mr. Gerhard when this request for acceleration has been granted.

Yours truly,

/s/ Elaine A. Woodland

Elaine A. Woodland
President & Chief Executive Officer